

Mail Stop 3720

January 4, 2008

David W. Robinson, Esq.
General Counsel and Corporate Secretary
Glowpoint, Inc.
225 Long Avenue
Hillside, NJ 07205

> **Re: Glowpoint, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 18, 2007**
> **File No. 333-146838**

Dear Mr. Robinson:

We have limited our review of the above filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

The Offering, page 2

1.   In your description of the registration rights agreement on page two, describe how the fact that the registration statement does not include shares underlying the convertible notes affects your obligation to pay liquidated damages.

David W. Robinson, Esq.
Glowpoint, Inc.
January 4, 2008
Page 2

2.   We note your revised disclosure on page three in response to our prior comment
        two. Please further revise to specifically state the shares being registered
        represent __% of your shares currently held by persons other than the selling
        shareholders, affiliates of the company or affiliates of the selling shareholders.

Compensation Discussion and Analysis, page 52
Executive Compensation, page 55

3.   Please revise to provide updated Item 402 disclosure covering the fiscal year
        ended December 31, 2007.

Security Ownership of Certain Beneficial Owners and Management, page 59

4.   With respect to the beneficial owners subject to ownership limitations, please
        revise the footnotes to clearly state: (a) the number of shares currently
        beneficially owned; (b) the number of shares that such shareholder has the right to
        acquire within 60 days, taking into account the ownership limitations; and (c) the
        total number of shares that such shareholder would have the right to acquire
        within 60 days, but for the ownership limitations.

Shares Eligible for Future Sale, page 66

5.   Please include in this section quantitative disclosure of the amount of shares
        underlying the convertible notes and any other outstanding securities that may be
        sold in the future pursuant to Rule 144 or registration rights that will continue to
        be effective following this offering.

Selling Stockholders, page 67

Potential Profits from Conversion/Exercise of the September Notes and Warrants, page
71

6.   Please revise to also reflect, either in the table or in appropriate accompanying
        footnote or narrative disclosure, the issuance of an additional 4,722,822 warrants
        in the September 2007 financing as consideration for amending the terms of the
        2006 financing.

Company's Intention to Satisfy its Repayment Obligations, page 77

7.   We note your revised disclosure regarding your intention to make the required
        payments on the Senior Secured Notes. Include a statement that you have paid all
        interest to date on these notes by issuing additional notes, as you state on page 35.

                        *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Cheryl A. Gorman, Esq.
        Gibbons P.C.
        Via facsimile: (973) 639-8305